UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form SD

Specialized Disclosure Report

EchoStar Corporation
(Exact name of registrant as specified in its charter)

Nevada	001-33807	26-1232727
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Inverness Terrace East, Englewood, Colorado	80112-5308
(Address of Principal Executive Offices)	(Zip Code)

Dean A. Manson
Executive Vice President, General Counsel and Secretary
(303) 706-4000
(Name and telephone number, including area code, of person to contact in connection with this report)

Hughes Satellite Systems Corporation
(Exact name of registrant as specified in its charter)

Colorado	333-179121	45-0897865
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Inverness Terrace East, Englewood, Colorado	80112-5308
(Address of Principal Executive Offices)	(Zip Code)

Dean A. Manson
Executive Vice President, General Counsel and Secretary
(303) 706-4000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

EXPLANATORY NOTE

EchoStar Corporation (“EchoStar”) and its subsidiary, Hughes Satellite Systems Corporation (“Hughes”), each has prepared this Specialized Disclosure Report on Form SD (“Form SD”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period of January 1 to December 31, 2016. Unless the context indicates otherwise, any reference in this Form SD to the “Company,” “we,” “us” and “our” refer to EchoStar, Hughes and their respective subsidiaries through December 31, 2016. Each of EchoStar and Hughes is filing this Form SD and the attached Conflict Minerals Report separately and on its own behalf.

SECTION 1—CONFLICT MINERALS DISCLOSURE

ITEM 1.01.  Conflict Minerals Disclosure and Report

Introduction

The Rule requires disclosure of certain information when a registrant manufactures, or contracts to manufacture, products whose manufacture was completed during the reporting period that contain certain minerals that are necessary to the functionality or production of such products (the “Covered Products”).  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).  For the Covered Products, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or certain adjoining countries (each, a “Covered Country” and collectively, the “Covered Countries”).  If, based on such inquiry, a registrant knows or has reason to believe that any of the Conflict Minerals contained in its products originated or may have originated in a Covered Country and that such Conflict Minerals are not or may not be solely from recycled or scrap sources, the registrant must conduct due diligence with respect to the source and chain of custody of the Conflict Minerals to determine if they directly or indirectly finance or benefit armed groups in the Covered Countries.

Conclusion Based on Reasonable Country of Origin Inquiry

In accordance with the Rule, for the reporting period of January 1 to December 31, 2016, the Company:

•	Determined that the Company manufactured, or contracted to manufacture, Covered Products.

•
Conducted a good faith reasonable country of origin inquiry which was reasonably designed to determine whether any of the Conflict Minerals in our Covered Products originated in the Covered Countries and, if so, whether any of such Conflict Minerals may be from recycled or scrap sources.  Based on that inquiry, the Company has reason to believe that some of the Conflict Minerals in our Covered Products may have originated in one or more of the Covered Countries and that such Conflict Minerals may not be from recycled or scrap sources.

•	Conducted due diligence with respect to the source and chain of custody of such Conflict Minerals.

Based on the information obtained through our reasonable country of origin inquiry and our due diligence efforts, which significantly overlap, the Company has reasonably determined that countries of origin of the Conflict Minerals in the Covered Products, to the extent known, include the Covered Countries of Rwanda, Tanzania and Zambia.

Conflict Minerals Disclosure

Based on the results of the procedures described above, the Company has filed this Form SD and the attached Conflict Minerals Report.  A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website at http://sats.client.shareholder.com/sec.cfm. Unless otherwise stated in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, any documents, third-party materials or references to websites, including the Company’s, are not incorporated by reference in, or considered to be a part of, this Form SD and the attached Conflict Minerals Report.

Forward-Looking Statements

This Form SD and the attached Conflict Minerals Report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, including but not limited to statements about our estimates, expectations, plans, objectives, strategies, and financial condition, expected impact of regulatory developments and legal proceedings, opportunities in our industries and businesses and other trends and projections for the future.  All statements, other than statements of historical facts, may be forward-looking statements.  Forward-looking statements may also be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “estimate,” “expect,” “predict,” “continue,” “future,” “will,” “would,” “could,” “can,” “may” and similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms.  These forward-looking statements are based on information available to us as of the date of this Form SD and the attached Conflict Minerals Report and represent management’s current views and assumptions about future events. Forward-looking statements are not guarantees of future performance, actions, events or results and involve potential known and unknown risks, uncertainties and other factors, many of which may be beyond our control and may pose a risk to our operating and financial condition.  Accordingly, actual performance, events or results could differ materially from those expressed or implied in the forward-looking statements due to a number of factors. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in EchoStar’s and Hughes’s respective reports, including EchoStar’s and Hughes’s respective annual reports on Form 10-K for the fiscal year ended December 31, 2016, EchoStar’s and Hughes’s respective quarterly reports on Form 10-Q and other documents that each of EchoStar and Hughes files with or furnishes to the Securities and Exchange Commission from time to time. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. Investors should consider the risks and uncertainties described herein and should not place undue reliance on any forward-looking statements, which speak only as of the date hereof. We do not undertake, and specifically disclaim, any obligation to publicly release the results or any revisions that may be made to any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 1.02.  Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2—EXHIBITS

ITEM 2.01.  Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report of EchoStar Corporation and Hughes Satellite Systems Corporation for the reporting period January 1 to December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ECHOSTAR CORPORATION HUGHES SATELLITE SYSTEMS CORPORATION

	By:	/s/ Dean A. Manson
Dean A. Manson
May 24, 2017		Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of EchoStar Corporation and Hughes Satellite Systems Corporation for the reporting period January 1 to December 31, 2016.